[DLA Piper Rudnick Gray Cary US LLP Letterhead]

October 3, 2005	OUR FILE NO. 348395-13

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:   Mr. Brad Skinner

Accounting Branch Chief

Re:          Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2005
Filed July 28, 2005
Form 8-K
Filed September 1, 2005
File No. 1-11807

Ladies and Gentlemen:

We are writing on behalf of our client, Unify Corporation (the “Company”), in response to the letter of comments from Brad Skinner, Accounting Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) to the Company dated September 20, 2005.

Pursuant to a discussion with Stathis Kouninis, this letter shall confirm the Company’s commitment to respond in full to such letter of comments on or before October 10, 2005.

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Kevin A. Coyle
Kevin A. Coyle
Attorney
kevin.coyle@dlapiper.com